

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

Anne P. Noonan
President and Chief Executive Officer
Summit Materials, Inc.
1801 California Street
Suite 3500
Denver, CO 80202

      Re: Summit Materials, Inc.
          Preliminary Proxy Statement on Schedule 14A
          October 19, 2023
          File No. 001-36873

Dear Anne P. Noonan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Evan Rosen